Exhibit 99.2

The following unaudited pro forma consolidated financial information is an excerpt from Baytex Energy Corp.’s (“Baytex”) registration statement on Form F-4 (File No. 333-271191) filed with the Securities and Exchange Commission (as amended, the “Form F-4”) and should be read in conjunction with the disclosures contained therein as well as Baytex’s Information Circular and Proxy Statement dated April 3, 2023 (the “Information Circular”), including the disclaimers and risks as described therein. All references herein to other sections, documents incorporated by reference or similar references refer to such references as used in the Form F-4. The Form F-4 may be viewed under Baytex’s profile on EDGAR at www.sec.gov and the Information Circular may be viewed under Baytex’s profile on SEDAR and www.sedar.com.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements combine the historical financial information of Baytex Energy Corp. (“Baytex” or the “Company”) and Ranger Oil Corporation (“Ranger”) using the information from Baytex’s and Ranger’s unaudited historical interim financial statements as of the three month period ended March 31, 2023 and the audited historical financial statements as of and for the year ended December 31, 2022, both of which have been incorporated by reference into this proxy statement/prospectus.

The Baytex unaudited interim consolidated statement of financial position as of March 31, 2023, the Baytex unaudited interim consolidated statement of income and comprehensive income for the three month period ended March 31, 2023, and the Baytex consolidated statement of income and comprehensive income for the year ended December 31, 2022, were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in Canadian dollars (“CAD”). The Ranger unaudited interim consolidated balance sheet as of March 31, 2023, the Ranger unaudited interim consolidated statement of operations for the three month period ended March 31, 2023, and the Ranger consolidated statement of operations for the year ended December 31, 2022 were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are presented in U.S. dollars (“USD”). The unaudited pro forma consolidated financial statements are presented in CAD and in accordance with IFRS.

The Merger Transactions and Financing Transactions

On February 27, 2023, Baytex entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ranger pursuant to which Ranger and Baytex would combine through the merger of Nebula Merger Sub, LLC, an indirect wholly owned subsidiary of Baytex (“merger sub”) with and into Ranger (the “company merger”), with Ranger continuing its existence as the surviving corporation following the company merger (the “surviving corporation”) as an indirect wholly owned subsidiary of Baytex. The transactions contemplated by the Merger Agreement, including the company merger, and the payment of related fees and expenses, are collectively referred to as the “Merger Transactions”.

On February 27, 2023, Canadian Imperial Bank of Commerce (“CIBC”), Royal Bank of Canada (“RBC”) and The Bank of Nova Scotia (“BNS”) entered into a debt commitment letter with Baytex providing for certain debt financing, the proceeds of which will be used, in part, to fund a portion of the cash consideration and expenses associated with the Merger Transactions. Additionally, on April 27, 2023, Baytex closed a private offering of US$800 million in aggregate principal amount of senior notes due 2030 (the “Baytex 8.500% Senior Notes”) that generated net proceeds of approximately US$776.7 million. The transactions contemplated by the debt commitment letter and the Baytex 8.500% Senior Notes, including the repayment, refinancing or redemption of existing Ranger and Baytex indebtedness, are referred to as the “Financing Transactions.”

Additional information on the Merger Transactions and the Financing Transactions is provided in Note 1 to the unaudited pro forma consolidated financial statements. Capitalized terms used in the unaudited pro forma consolidated financial statements that are not defined above are defined in Note 1. The unaudited pro forma consolidated financial statements include the following adjustments for the Merger Transactions and the Financing Transactions:

•	total merger consideration of C$2.2 billion comprised of (i) the non-cash estimated share value of C$1.4 billion, which is based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock and 41.6 million shares of Ranger common stock outstanding on May 1, 2023 (including shares to be issued in the Opco Unit Exchange and shares to be issued in respect of certain outstanding Ranger restricted stock unit awards), multiplied by a share price of C$4.65, which is the closing share price of the Baytex common shares on the TSX on May 8, 2023; (ii) cash consideration of approximately C$0.7 billion, based on payment of US$13.31 per share of Ranger Class A common stock outstanding at closing and 41.6 million shares of Ranger common stock outstanding on May 1, 2023, converted from USD to CAD at a rate of $1.35; and (iii) the estimated non-cash share award consideration of C$33.6 million for Ranger equity awards outstanding at closing (other than those taken into account in the foregoing clauses (i) and (ii)), which will be converted to time-vested Baytex share awards.

•	The number of Baytex share awards to be issued to each Ranger employee holding Ranger equity awards as of immediately prior to the closing of the Merger Transactions is equal to: (i) the number of such Ranger equity awards (assuming maximum performance multipliers, if applicable); multiplied by (ii) the sum of: (a) US$13.31 divided by the volume weighted average price of the Baytex common shares on the NYSE for the five consecutive trading days immediately prior to the closing date as reported by Bloomberg, L.P. and (b) 7.49, rounded up to the nearest whole Baytex common share. Based on 0.9 million Ranger equity awards outstanding, assuming maximum performance multipliers (if applicable), at May 1, 2023, and a share price of US$3.46, which is the closing share price of the Baytex common shares on the NYSE on May 8, 2023, an estimated 10.7 million Baytex share awards would be issued to Ranger employees. The value of this consideration is calculated as the amortized value of the Baytex share awards issued based on the elapsed service period as of March 31, 2023 and the retained historical vesting dates of the Ranger awards.

•	the use of proceeds of US$1.2 billion (C$1.6 billion) from the proceeds of the issuance of the Baytex 8.500% Senior Notes and other borrowings pursuant to the Financing Transactions to fund the US$0.6 billion (C$0.7 billion) cash portion of the merger consideration, to repay US$0.6 billion (C$0.9 billion) existing indebtedness of Ranger and to pay related fees, costs and expenses;

•	adjustments to convert the historical financial statements of Ranger prepared in accordance with GAAP to IFRS and to conform to the accounting policies used by Baytex;

•	adjustments to translate the Ranger unaudited interim consolidated balance sheet as of March 31, 2023 from USD to CAD using the period end exchange rate of $1.35, the Ranger unaudited interim consolidated statement of operations for the three month period ended March 31, 2023 from USD to CAD using the period average rate of $1.35, and the Ranger consolidated statement of operations for the year ended December 31, 2022 from USD to CAD using the 2022 average exchange rate of $1.30; and

•	adjustments to present petroleum and natural gas sales and royalty expense on a gross basis on the unaudited pro forma consolidated statement of income, consistent with Baytex’s presentation practices; the Ranger historical consolidated statement of operations presents revenues net of royalty interests.

The unaudited pro forma consolidated financial statements contained herein do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the Merger Transactions.

The unaudited pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma consolidated financial statements, which Baytex management believes are reasonable. The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent what the actual combined financial information would have been if the Merger Transactions and the Financing Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the Merger Transactions and the Financing Transactions are completed, the actual adjustments to the consolidated financial statements of Baytex will depend on a number of factors and actual results may differ materially from the estimates used within the accompanying unaudited pro forma consolidated financial statements.

In accordance with IFRS, Baytex will account for the Merger Transactions using the acquisition method of accounting for business combinations. Accordingly, the total purchase consideration paid by Baytex in connection with the Merger Transactions will be allocated to Ranger’s identifiable assets and liabilities based on their fair values as of the closing of the Merger Transactions. Any excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed from Ranger at their respective fair value will be recorded as goodwill. Conversely, any excess of the fair value of the identifiable assets acquired and liabilities assumed from Ranger at their respective fair values over the total purchase consideration would be recorded as a gain on acquisition. Ranger’s operating results will be included in Baytex’s consolidated results of operations only for periods subsequent to the closing of the Merger Transactions.

The unaudited pro forma consolidated financial information presented in this proxy statement/prospectus has been derived from the unaudited historical interim financial statements of Baytex and Ranger as of and for the three month period ended March 31, 2023 and from the audited historical financial statements of Baytex and Ranger for the year ended December 31, 2022. The unaudited pro forma interim consolidated statement of financial position as of March 31, 2023 presents the financial position of Baytex and Ranger giving pro forma effect to the Merger Transactions and the Financing Transactions as if the Merger Transactions and the Financing Transactions had occurred on March 31, 2023. The unaudited pro forma interim consolidated statement of income for the three month period ended March 31, 2023 and for the year ended December 31, 2022 present the results of operations of Baytex and Ranger giving pro forma effect to the Merger Transactions and the Financing Transactions as if the Merger Transactions and the Financing Transactions had occurred on January 1, 2022.

The unaudited pro forma consolidated financial statements should be read in conjunction with the “Management’s Discussion and Analysis” of each of Baytex and Ranger, along with the related separate historical consolidated financial statements and related notes incorporated by reference herein. For more information, see the section titled “Where You Can Find Additional Information” and the risk factors described in the section titled “Risk Factors.”

Unaudited Pro Forma Consolidated Statement of Financial Position

(in thousands of Canadian dollars, unless otherwise indicated) (unaudited)

As of March 31, 2023	Baytex	USD Ranger	CAD Ranger (Note 3a)	Presentation conforming adjustments	Note	CAD Ranger Adjusted (Note 3g)	Financing Transactions (Note 3h)	Note	Merger Transactions	Note	Pro forma consolidated
	IFRS	GAAP	GAAP	IFRS		IFRS					IFRS
ASSETS
Current assets
Cash	$6,445	$12,354	$16,713	$—		$16,713	$748,475	5a	$(748,475)	5a	$23,158
Trade and other receivables	233,411	138,546	187,418	—		187,418	—		—		420,829
Financial derivatives	19,315	23,756	32,136	—		32,136	—		—		51,451
Prepaid and other assets	—	18,460	24,972	—		24,972	—		(24,972)	5b	—
Assets held for sale	—	1,186	1,604	—		1,604	—		(1,604)	5b	—
	259,171	194,302	262,843	—		262,843	748,475		(775,051)		495,438
Non-current assets
Financial derivatives		216	292			292					292
Exploration and evaluation assets	165,958	—	—	—		—	—		—		165,958
Oil and gas properties	4,685,902	1,874,836	2,536,184	264,492	3d	2,800,676	—		528,767	5b	8,015,345
Other plant and equipment	6,646	17,278	23,373	(23,163)	3b	210	—		—		6,856
Lease assets	8,164	—	—	19,205	3b	19,205	—		—		27,369
Deferred income tax asset	54,218	—	—	—	—	—	—				54,218
	$5,180,059	$2,086,632	$2,822,692	$260,534		$3,083,226	$748,475		$(246,284)		$8,765,476
LIABILITIES
Current liabilities
Trade and other payables	$269,177	$239,792	$324,379	$(14,938)	3b	$309,441	—		$104,839	5c	$683,457
Financial derivatives	—	32,286	43,675	—		43,675	—		—		43,675
Lease obligations	4,699	—	—	14,938	3b	14,938	—		—		19,637
Asset retirement obligations	12,884	—	—	—		—	—		—		12,884
	286,760	272,078	368,054	—		368,054	—		104,839		759,653
Non-current liabilities
Other payables	1,845	13,131	17,763	(16,684)	3b	1,079	—		—		2,924
Financial derivatives	—	1,320	1,786	—		1,786	—		—		1,786
Credit facilities	407,473	—	—	320,703	3b	320,703	242,990	5d	9,369	5d	980,535
Long-term notes	547,698	—	—	526,868	3b	526,868	505,485	5e	14,232	5e	1,594,283
Long-term debt, net	—	629,480	851,529	(851,529)	3b	—	—		—		—
Lease obligations	3,596	—	—	4,563	3b	4,563	—		—		8,159
Asset retirement obligations	569,810	—	—	12,121	3b	12,121	—		104,090	5f	686,021
Deferred income tax liability	278,146	7,022	9,499	—		9,499	—		(88,052)	5g	199,593
	2,095,328	923,031	1,248,631	(3,958)		1,244,673	748,475		144,478		4,232,954
SHAREHOLDERS’ EQUITY
Shareholders’ capital	5,503,085	192	260	—		260	—		1,447,566	5h	6,950,911
Paid-in capital	—	216,941	293,467	(293,467)	3b	—	—		—		—
Contributed surplus	89,879	—	—	293,467	3b	293,467	—		(259,874)	5i	123,472
Accumulated other comprehensive income	755,647	(96)	(130)	—		(130)	—		130	5i	755,647
Noncontrolling interest	—	631,763	854,617	—		854,617	—		(854,617)	5i	—
Retained earnings (deficit)	(3,263,880)	314,801	425,847	264,492	3d	690,339	—		(723,967)	5j	(3,297,508)
	3,084,731	1,163,601	1,574,061	264,492		1,838,553	—		(390,762)		4,532,522
	$5,180,059	$2,086,632	$2,822,692	$260,534		$3,083,226	$748,475		$(246,284)		$8,765,476

See accompanying notes to the unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Income

(in thousands of Canadian dollars, except per common share amounts and weighted average common shares or if otherwise indicated) (unaudited)

Three Month Period Ended March 31, 2023	Baytex	USD Ranger	CAD Ranger (Note 3a)	Presentation conforming adjustments	Note	CAD Ranger Adjusted Balances (Note 3g)	Financing Transactions (Note 3h)	Notes	Merger Transactions	Note	Pro forma consolidated
	IFRS	GAAP	GAAP	IFRS		IFRS					IFRS
Revenue, net of royalties
Petroleum and natural gas sales	$555,336	$258,148	$349,197	$102,312	3e	$451,509	$—		$—		$1,006,845
Royalties	(93,253)	—	—	(118,360)	3c,e	(118,360)	—		—		(211,613)
	462,083	258,148	349,197	(16,048)		333,149	—		—		759,232
Expenses
Operating	112,408	—	—	46,219	3c	46,219	—		—		158,627
Transportation	17,005	—	—	13,770	3c	13,770	—		—		30,775
Lease Operating	—	29,990	40,567	(40,567)	3c	—	—		—		—
Gathering, processing and transportation	—	10,180	13,770	(13,770)	3c	—	—		—		—
Production and ad valorem taxes	—	16,042	21,700	(21,700)	3c	—	—		—		—
Blending and other	59,681	—	—	—		—	—		—		59,681
General and administrative	11,734	12,668	17,136	(6,108)	3c	11,028	—		—		22,762
Transaction costs	8,871	—	—	3,334	3c	3,334	—		(12,205)	6a	—
Exploration and evaluation	163	—	—	—		—	—		—		163
Depletion and depreciation	165,999	85,303	115,389	27,847	3d	143,236	—		14,013	6b	323,248
Share-based compensation	9,823	—	—	2,774	3c	2,774	—		—		12,597
Financing and interest	23,725	14,718	19,909	1,224	3f	21,133	17,824	6c	—		62,682
Financial derivatives (gain) loss	(14,625)	(25,658)	(34,708)	—		(34,708)	—		—		(49,333)
Foreign exchange gain	(63)	—	—	—		—	—		—		(63)
Loss on dispositions	336	—	—	—		—	—		—		336
Other (income) expense	(1,058)	123	166	—		166	—		—		(892)
	393,999	143,366	193,929	13,023		206,952	17,824		1,808		620,583
Net income before income taxes	68,084	114,782	155,268	(29,071)		126,197	(17,824)		1,808		174,649
Income tax expense
Current income tax expense	1,120	185	250	—		250	—		—		1,370
Deferred income tax expense	15,523	806	1,090	—		1,090	—		22,088	6d	38,701
	16,643	991	1,340	—		1,340	—		22,088		40,071
Net income	$51,441	$113,791	$153,928	$(29,071)		$124,857	(17,824)		$(23,896)		$134,578
Net income per common share
Basic	$0.09										$0.16
Diluted	$0.09										$0.15
Weighted average common shares
Basic	545,062									6e	856,422
Diluted	548,078									6e	870,173

See accompanying notes to the unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Income

(in thousands of Canadian dollars, except per common share amounts and weighted average common shares or if otherwise indicated) (unaudited)

Year Ended December 31, 2022	Baytex	USD Ranger	CAD Ranger (Note 3a)	Presentation conforming adjustments	Note	CAD Ranger Adjusted Balances (Note 3g)	Financing Transactions (Note 3h)	Notes	Merger Transactions	Note	Pro forma consolidated
	IFRS	GAAP	GAAP	IFRS		IFRS					IFRS
Revenue, net of royalties
Petroleum and natural gas sales	$2,889,045	$1,145,189	$1,490,120	$436,526	3e	$1,926,646	$—		$—		$4,815,691
Royalties	(562,964)	—	—	(505,147)	3c,e	(505,147)	—		—		(1,068,111)
	2,326,081	1,145,189	1,490,120	(68,621)		1,421,499	—		—		3,747,580
Expenses
Operating	422,666	—	—	125,292	3c	125,292	—		—		547,958
Transportation	48,561	—	—	45,335	3c	45,335	—		—		93,896
Lease Operating	—	85,792	111,633	(111,633)	3c	—	—		—		—
Gathering, processing and transportation	—	36,698	47,751	(47,751)	3c	—	—		—		—
Production and ad valorem taxes	—	61,377	79,864	(79,864)	3c	—	—		—		—
Blending and other	189,454	—	—	—		—	—		—		189,454
General and administrative	50,270	40,972	53,313	(7,227)	3c	46,086	—		—		96,356
Transaction costs	—	—	—	—		—	—		100,843	6a	100,843
Exploration and evaluation	30,239	—	—	—		—	—		—		30,239
Depletion and depreciation	587,050	244,455	318,085	119,720	3d	437,805	—		75,712	6b	1,100,567
Impairment reversal	(267,744)	—	—	—		—	—		—		(267,744)
Share-based compensation	29,056	—	—	7,227	3c	7,227	—		—		36,283
Financing and interest	104,817	46,774	60,862	5,626	3f	66,488	50,866	6c	—		222,171
Financial derivatives loss	199,010	162,672	211,669	—		211,669	—		—		410,679
Foreign exchange loss (gain)	43,441	—	—	—		—	—		—		43,441
Gain on dispositions	(4,898)	—	—	—		—	—		—		(4,898)
Other expense (income)	3,244	(2,255)	(2,934)	—		(2,934)	—		—		310
	1,435,166	676,485	880,243	56,725		936,968	50,866		176,555		2,599,555
Net income before income taxes	890,915	468,704	609,877	(125,346)		484,531	(50,866)		(176,555)		1,148,025
Income tax expense
Current income tax expense	3,594	764	994	—		994	—		—		4,588
Deferred income tax expense	31,716	3,422	4,453	—		4,453	—		51,468	6d	87,637
	35,310	4,186	5,447	—		5,447	—		51,468		92,225
Net income	$855,605	$464,518	$604,430	$(125,346)		$479,084	(50,866)		$(228,023)		$1,055,800
Net income per common share
Basic	$1.53										$1.21
Diluted	$1.52										$1.19
Weighted average common shares
Basic	557,986									6e	869,346
Diluted	563,835									6e	885,930

See accompanying notes to the unaudited pro forma consolidated financial statements.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements
As of and for the three month period ended March 31, 2023 and for the year ended December 31, 2022

1.	DESCRIPTION OF THE TRANSACTIONS

On February 27, 2023, Baytex entered into the Merger Agreement with Ranger pursuant to which Ranger and Baytex would combine through the merger of merger sub, an indirect wholly owned subsidiary of Baytex, with and into Ranger, with Ranger continuing its existence as the surviving corporation following the company merger as an indirect wholly owned subsidiary of Baytex. Immediately prior to the company merger, the holders of shares of Ranger Class B common stock and common units in ROCC Energy Holdings, L.P. will exercise their right to exchange (the “Opco Unit Exchange”) all such shares of Ranger Class B common stock and Opco common units for Ranger Class A common stock. To effect the company merger, each share of Ranger Class A common stock, issued and outstanding immediately prior to the merger effective time (including any shares issued pursuant to the Opco Unit Exchange other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (i) 7.49 validly issued, fully paid and non-assessable Baytex common shares (the “share consideration”) and (ii) US$13.31 in cash, without interest (the “cash consideration” and, together with the share consideration, the “merger consideration”).

The merger consideration has been estimated to be valued at approximately C$2.2 billion (US$1.6 billion) comprised of (i) the non-cash estimated share consideration of C$1.4 billion, which is based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock and 41.6 million shares of Ranger common stock, including shares to be issued in the Opco Unit Exchange and shares to be issued in respect of certain outstanding Ranger restricted stock unit awards, outstanding as of May 1, 2023, multiplied by a share price of C$4.65, which is the closing share price of the Baytex common shares on the TSX on May 8, 2023; (ii) cash consideration of approximately C$0.7 billion, based on payment of US$13.31 per share of Ranger Class A common stock outstanding at closing and 41.6 million shares of Ranger common stock outstanding on May 1, 2023, converted from USD to CAD at a rate of $1.35; and (iii) estimated non-cash share award consideration of C$33.6 million for Ranger equity awards outstanding at closing (other than those taken into account in the foregoing clauses (i) and (ii)), which will be converted to time-vested Baytex share awards. The number of Baytex share awards to be issued to each Ranger employee holding Ranger equity awards as of immediately prior to the closing of the Merger Transactions is equal to: (i) the number of such Ranger equity awards (assuming maximum performance multipliers, if applicable); multiplied by (ii) the sum of: (a) US$13.31 divided by the volume weighted average price of Baytex common shares on the NYSE for the five consecutive trading days immediately prior to the closing date as reported by Bloomberg, L.P. and (b) 7.49, rounded up to the nearest whole Baytex common share. Based on 0.9 million Ranger equity awards outstanding, assuming maximum performance multipliers (if applicable), at May 1, 2023, and a share price of US$3.46, which is the closing share price of the Baytex common shares on the NYSE on May 8, 2023, an estimated 10.7 million Baytex share awards would be issued to Ranger employees. The value of this consideration is calculated as the amortized value of the Baytex share awards issued based on the elapsed service period as of March 31, 2023 and the retained historical vesting dates of the Ranger awards. The actual merger consideration will be calculated based on the trading price of Baytex common shares on the TSX and the NYSE, the USD to CAD exchange rate and the number of shares of Ranger Class A common stock outstanding at closing, which is expected to occur late in the second quarter of 2023 or early in the third quarter of 2023, subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement — Conditions to Completion of the Merger”.

On February 27, 2023, CIBC, RBC and BNS entered into a debt commitment letter with Baytex providing for certain debt financing, the proceeds of which will be used, in part, to fund a portion of the cash consideration and expenses of the Merger Transactions. Pursuant to the debt commitment letter, CIBC, RBC and BNS committed to provide a new US$1.0 billion revolving credit facility (the “Baytex new bank facility”) and up to a US$250 million term credit facility (the “Baytex term loan”), and CIBC and RBC committed to provide a 364-day bridge loan facility in an aggregate principal amount of US$500 million (the “Baytex bridge loan”). The Baytex term loan bears interest at SOFR plus a margin. The Baytex new bank facility bears interest at SOFR plus a margin.

Additionally, on April 27, 2023, Baytex closed a private offering of US$800 million in aggregate principal amount of senior notes due 2030 (the “Baytex 8.500% Senior Notes”). The Baytex 8.500% Senior Notes were priced at 98.709% of par, will bear interest at a rate of 8.5% per annum and mature on April 30, 2030. As a result of this offering, no borrowings are available under the Baytex bridge loan.

For the purposes of these unaudited pro forma consolidated financial statements, Baytex has assumed that the proceeds from the Baytex 8.500% Senior Notes and Baytex term loan, along with a draw under the Baytex new bank facility will be used to pay the cash consideration, refinance and extinguish the existing debt of Ranger and pay related fees and expenses.

2.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements (the “pro forma information”) of Baytex have been prepared in connection with the Merger Transactions and the Financing Transactions for inclusion in Baytex’s management information circular and Baytex’s and Ranger’s proxy statement/prospectus. The pro forma information gives pro forma effect to the Merger Transactions and the Financing Transactions by applying pro forma adjustments to Baytex’s and Ranger’s historical consolidated financial statements in accordance with IFRS. The pro forma reporting entity includes Baytex and its subsidiaries as of March 31, 2023 as well as Ranger and its subsidiaries as of March 31, 2023.

The unaudited pro forma consolidated statement of financial position as of March 31, 2023 gives effect to the Merger Transactions and the Financing Transactions and assumptions described herein as if the Merger Transactions and Financing Transactions had occurred on March 31, 2023. The unaudited pro forma consolidated statement of income for the three month period ended March 31, 2023 and for the year ended December 31, 2022 give effect to the Merger Transactions and the Financing Transactions and assumptions described herein as if the Merger Transactions and the Financing Transactions had occurred on January 1, 2022. The accounting policies used in the preparation of the pro forma financial information are those set out in Baytex’s audited consolidated financial statements as of and for the year ended December 31, 2022, which were prepared in accordance with IFRS. The pro forma information has been prepared from information derived from and should be read in conjunction with:

•	Baytex’s unaudited interim consolidated statement of financial position as of March 31, 2023, Baytex’s unaudited interim consolidated statement of income and comprehensive income for the three month period ended March 31, 2023, and Baytex’s audited consolidated statement of income and comprehensive income for the year ended December 31, 2022, together with the accompanying notes (collectively referred to as the “Baytex historical consolidated financial statements”); and

•	Ranger’s unaudited interim consolidated balance sheet as of March 31, 2023, Ranger’s unaudited interim consolidated statement of operations for the three month period ended March 31, 2023, and Ranger’s audited consolidated statement of operations for the year ended December 31, 2022, together with the accompanying notes (collectively referred to as the “Ranger historical consolidated financial statements”).

The Baytex historical consolidated financial statements were prepared in accordance with IFRS and are presented in CAD. The Ranger historical consolidated financial statements were prepared in accordance with GAAP and are presented in USD. For purposes of preparing the unaudited pro forma consolidated financial statements, adjustments have been made to the Ranger historical consolidated financial statements to convert those financial statements to IFRS and present the information in CAD. In addition, adjustments have been made to conform the accounting policies of Ranger to the accounting policies used by Baytex as described in the notes to the Baytex historical consolidated financial statements.

The unaudited pro forma consolidated financial statements have been prepared in accordance with IFRS, using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”), which will establish a new basis of accounting for all of Ranger’s identifiable assets acquired and liabilities that will be assumed at fair value as of the closing of the Merger Transactions and are subject to change. Baytex will be the acquirer for accounting purposes and Ranger will be the acquiree, based on factors considered at the time of preparation. The purchase accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Baytex intends to complete the valuations and other assessments upon completion of the Merger Transactions and will finalize the purchase equation as soon as practicable. The various assets and liabilities of Ranger have been measured based on preliminary estimates.

Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma consolidated financial statements and the future results of operations and financial results of Baytex. The unaudited pro forma consolidated financial statements have not been adjusted to give effect to certain expected financial benefits of the Merger Transactions, such as tax savings, cost synergies or revenue enhancements, or the anticipated costs to achieve these benefits, including the cost of integration or restructuring activities.

The unaudited pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma consolidated financial statements, which Baytex management believes are reasonable. The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent what the actual combined financial information would have been if the Merger Transactions and the Financing Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the proposed Merger Transactions and Financing Transactions are completed, the actual adjustments to the consolidated financial statements of Baytex will depend on a number of factors and actual results may differ materially from the estimates used within the accompanying unaudited pro forma consolidated financial statements.

3.	PRESENTATION CONFORMING ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Ranger historical consolidated financial statements were prepared in accordance with GAAP and presented in USD. For purposes of the unaudited pro forma consolidated financial statements, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS and presented in CAD, which is the presentation currency of Baytex. The adjustments made to the Ranger historical consolidated financial statements are described below including certain adjustments to conform with IFRS (“GAAP adjustments”) and adjustments to align with Baytex’s presentation and accounting policies.

a.	The Ranger interim consolidated balance sheet as of March 31, 2023 was translated from USD to CAD using the period end exchange rate of $1.35. The Ranger interim consolidated statement of operations for the three month period ended March 31, 2023 was translated from USD to CAD using the period average exchange rate of $1.35. The Ranger consolidated statement of operations for the year ended December 31, 2022 was translated from USD to CAD using the 2022 average exchange rate of $1.30.

b.	Reflects presentation conforming adjustments to reclassify and/or combine certain asset and liability balances presented separately, or under different headings, on the face of the Ranger consolidated balance sheet as of March 31, 2023.

c.	Reflects presentation conforming adjustments to reclassify and combine certain income and expense amounts presented separately, or under different headings, on the face of the Ranger consolidated statement of operations for the three month period ended March 31, 2023 and for the year ended December 31, 2022.

d.	The unaudited pro forma consolidated financial statements include GAAP adjustments, net of estimated depletion on those adjustments, including:

•	Under IFRS, each cash generating unit comprising oil and gas properties is tested for impairment when indicators are identified. An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Subsequent reversals of impairment losses are allowed, but limited to cumulative historical impairment losses, net of subsequent depletion. Conversely, under GAAP, impairment testing is performed at the asset group level, which may consist of multiple assets with similar characteristics. Impairment losses are recognized if the carrying amount of the asset group exceeds proved reserves discounted at 10%, and subsequent reversals of impairment losses are prohibited. Using preliminary estimates, the fair value of the oil and gas properties of Ranger exceeds its carrying value as of January 1, 2022 resulting in a $264.5 million impairment reversal under IFRS which represents all historical accumulated impairments net of depletion. No such reversal would be recognized under GAAP.

•	Under GAAP, depletion is calculated using proved reserves and associated finding and development costs, while under IFRS the Company’s accounting policy is to use proved and probable reserves and associated finding and development costs. The impact of these GAAP differences, being the reversal of impairment and the change in reserves and associated finding and development costs, resulted in $27.8 million of additional depletion of oil and gas properties for the three month period ended March 31, 2023 and $119.7 million of additional depletion of oil and gas properties for the year ended December 31, 2022.

e.	Reflects the adjustment to present petroleum and natural gas sales and royalty expense on a gross basis on the pro forma consolidated statement of income, consistent with Baytex’s presentation practices. The Ranger historical consolidated statement of operations presents revenues net of royalty interests.

f.	Reflects the expensing of interest related to unproved properties which was capitalized by Ranger under U.S. GAAP full-cost method of accounting.

g.	Reflects Ranger historical financial information, converted to CAD and reflecting accounting and IFRS adjustments.

h.	The Financing Transactions are predicated on the assumption that the Merger Transactions occur contemporaneously.

4.	ESTIMATED PRELIMINARY PURCHASE EQUATION

The Merger Transactions will be accounted for as a business combination using the acquisition method of accounting whereby the assets acquired and liabilities assumed are recognized at their fair value, with limited exceptions. The fair values assigned to the net assets acquired are preliminary and based on estimates and assumptions based on information available at the time of preparation of these unaudited pro forma consolidated financial statements. Accordingly, these estimates may be adjusted in the future.

Consideration (in thousands of Canadian dollars)
Share consideration	$1,447,826
Cash consideration	748,475
Share award consideration	33,593
Total consideration	$2,229,894
Fair value of net assets of Ranger acquired (in thousands of Canadian dollars)
Oil and gas properties	$3,269,025
Other plant and equipment	210
Lease assets	19,205
Cash	16,713
Trade and other receivables	187,418
Trade and other payables	(360,846)
Lease obligations	(19,501)
Other payables	(1,079)
Financial derivatives	(13,033)
Ranger credit facility(1)	(324,661)
Ranger senior notes(1)	(546,511)
Asset retirement obligations	(55,793)
Deferred income tax asset	58,747
Net assets acquired	$2,229,894

(1)	Repayment of the Ranger credit facility and the Ranger senior notes is included with the presentation of Financing Transactions in the Unaudited Pro Forma Consolidated Statement of Financial Position.

The following assumptions have been applied in determining the above estimates:

a.	Merger Consideration and Purchase Equation

The estimated total merger consideration of approximately C$2.2 billion includes estimated share consideration of C$1.4 billion, estimated cash consideration of C$0.7 billion and estimated share award consideration of $33.6 million. The sources and uses of financing are set forth in the following table and are converted from USD to CAD at a rate of $1.35 to reflect the Merger Transactions and Financing Transactions in the presentation currency of Baytex.

Sources (in thousands of Canadian dollars)
Accounts payable and accrued liabilities	$104,838
Baytex new bank facility (principal excluding deferred issue costs)	309,275
Baytex term loan	270,550
Baytex 8.500% Senior Notes	1,068,229
Baytex common shares	1,447,826
Baytex share awards	33,593
Total sources	$3,234,311
Uses (in thousands of Canadian dollars)
Purchase price	$2,229,894
Ranger credit facilities (principal)	324,661
Ranger senior notes (principal including change in control premium)	546,511
Transaction and financing costs	133,245
Total uses	$3,234,311

The estimated share consideration of C$1.4 billion was determined based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock outstanding and 41,570,152 shares of Ranger common stock issued and outstanding on May 1, 2023, including (i) 19,008,710 shares of Ranger Class A common stock and (ii) 22,548,998 shares of Ranger Class B common stock and 12,444 DSUs that will be converted into shares of Ranger Class A common stock at closing, for an estimated aggregate total of 311,360,438 Baytex common shares to be issued. The estimated 311.4 million Baytex common shares issued is multiplied by the share price of C$4.65, which is the closing price of the Baytex common shares on the TSX on May 8, 2023 (the most recent practicable date for the preparation of these unaudited pro forma consolidated financial statements) to calculate total share consideration. The estimated cash consideration is based on payment equal to US$13.31 per share of Ranger common stock outstanding and 41.6 million shares of Ranger common stock outstanding on May 1, 2023, converted from USD to CAD at a rate of $1.35. The estimated non-cash share award consideration of C$33.6 million relates to the amortized value of Ranger equity awards outstanding at closing (other than DSUs that will be converted into shares of Ranger Class A common stock at closing), which will be converted into time-vested Baytex share awards. The number of Baytex share awards to be issued to each Ranger employee holding Ranger equity awards as of immediately prior to the closing of the Merger Transactions is equal to: (i) the number of such Ranger equity awards outstanding (assuming maximum performance multipliers, if applicable); multiplied by (ii) the sum of: (a) US$13.31 divided by the volume weighted average price of the Baytex common shares on the NYSE for the five consecutive trading days immediately prior to the closing date as reported by Bloomberg, L.P. and (b) 7.49, rounded up to the nearest whole Baytex common share. Based on 0.9 million Ranger equity awards outstanding at May 1, 2023, assuming maximum performance multipliers (if applicable), and a share price of US$3.46, which is the closing share price of the Baytex common shares on the NYSE on May 8, 2023, an estimated 10.7 million Baytex share awards would be issued to Ranger employees. The value of the share award consideration is calculated as the amortized value of the Baytex share awards issued based on the elapsed service period as of March 31, 2023 and the retained historical vesting dates of the Ranger awards.

The total merger consideration will change based on fluctuations in the price of the Baytex common shares on the TSX and the NYSE, the CAD:USD exchange rate and the number of shares of Ranger common stock and Ranger equity awards outstanding at the completion of the Merger Transactions. Determinations of fair value often require management to make assumptions and estimates about future events. The purchase equation is preliminary as the Merger Transactions have not closed as of the date of the pro forma information. As described in Note 2, the final purchase equation will be based on the fair value of the net assets purchased at the closing date of the proposed company merger and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

A $1 change in Baytex’s share price upon closing would have a $311.4 million impact on total merger consideration. A $0.10 change in the CAD:USD exchange rate upon closing would have a $164.8 million impact on total merger consideration.

b.	Oil and gas properties

The fair value of oil and gas properties acquired was estimated based on their fair value calculated as the present value of the estimated future cash flows after-tax associated with proved plus probable oil and gas reserves discounted at 12.7%. Baytex’s independent reserve evaluators have provided a preliminary assessment of Ranger’s proved plus probable reserves as of December 31, 2022, which was adjusted for forecasted commodity prices as of May 4, 2023.

A 1% change in the discount rate would have a $110.0 million impact on the fair value of oil and gas properties.

c.	Other plant and equipment, working capital, financial derivatives, lease assets, lease obligations, credit facilities and senior notes

Baytex has assumed that the carrying value is equal to fair value for other plant and equipment, working capital (including cash, trade and other receivables, trade and other payables, and other payables), financial derivatives, lease assets and lease obligations. Additionally, the fair value of each of the Ranger credit facilities and the Ranger senior notes is assumed to be equal to the principal balance outstanding at March 31, 2023, plus the change in control offer premium Baytex is obligated to make pursuant to the terms of the Ranger senior notes. Trade and other payables also includes $51.4 million for transaction costs directly attributable to the Merger Transactions expected to be incurred by Ranger prior to closing.

d.	Asset retirement obligations

The fair value of asset retirement obligations was determined based on preliminary estimates of expected expenditures as of March 31, 2023 and discounted using a credit-adjusted risk-free rate of 7.0%.

e.	Deferred income tax asset

The deferred income tax asset was determined by applying statutory tax rates to the temporary differences between the fair value of assets acquired and liabilities assumed and the related tax pools. Ranger previously calculated the deferred tax liability based on the public share of these temporary differences, which was approximately 46% at March 31, 2023. Following the Merger Transactions the noncontrolling interest reported in Ranger’s historical consolidated financial statements will be converted to common interest. The value of the deferred tax asset includes the increase in temporary differences previously attributed to the noncontrolling interest, the increase in tax pools inherited following the close of the Merger Transactions, as well as the recognition of deferred tax assets which were previously unrecognized. The federal deferred tax assets which were previously unrecognized are now fully offset by federal deferred tax liabilities, which enable them to be recognized in full.

The deferred tax asset does not adjust for potential synergies that could result from restructuring or other discretionary actions, as there are currently not enough supportable facts to reliably estimate these values. Only amounts that are directly attributable to the Merger Transactions and factually supportable have been adjusted for.

The deferred tax assets acquired of $58.7 million is primarily related to U.S. federal income taxes. At March 31, 2023, the Baytex historical deferred tax liability associated with U.S. federal income taxes exceeds the deferred tax asset acquired and can therefore be used to reduce Baytex’s deferred tax liability as at March 31, 2023. As such, the deferred tax asset acquired has been presented as a reduction to the deferred tax liability in the unaudited pro forma statement of financial position.

5.	PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The unaudited pro forma consolidated statement of financial position as of March 31, 2023 gives effect to the following assumptions and adjustments which are considered directly attributable to the Merger Transactions and the Financing Transactions and factually supportable.

a.	Cash

Financing Transactions

Reflects a net increase in cash of $748.5 million associated with Financing Transactions described in Note 1 including an increase of $567.7 million related to a draw on the Baytex credit facilities and an increase of $1.1 billion related to the issuance of the Baytex 8.500% Senior Notes, partially offset by a $324.7 million decrease related to the repayment of the Ranger credit facilities and a $546.5 million decrease related to the extinguishment of the Ranger senior notes, inclusive of change in control premium. The Baytex 8.500% Senior Notes are net of $16.2 million financing costs which are capitalized against the notes and are recognized as non-cash interest expense over the term of the note. These notes are assumed to be received and repaid in cash.

Merger Transactions

Concurrent with the receipt of cash from the Financing Transactions described above, the net proceeds of $748.5 million will be used to fund the cash portion of the purchase price consideration.

b.	Oil and gas properties

Reflects a $468.3 million increase to the carrying value of Ranger’s oil and gas properties to adjust to their estimated fair value based on preliminary estimates, as described in the purchase equation in Note 4, as well as a $60.4 million increase related to the subsequent remeasurement of asset retirement obligations described further in Note 5f. Balances historically presented as prepaid and other assets and assets held for sale have been valued in conjunction with oil and gas properties and reclassified within the unaudited pro forma consolidated statement of financial position.

c.	Trade and other Payables

Reflects estimated transaction costs, which are directly attributable to the Merger Transactions, incurred by both Ranger and Baytex prior to close. The Ranger transaction costs of $51.4 million attributable to the Merger Transactions are included in trade and other payables in the purchase equation under Note 4. Baytex transaction costs incurred as a result of Merger Transactions of $53.4 million have been included in trade and other payables.

d.	Baytex credit facilities

Financing Transactions

The net increase in credit facilities of $243.0 million is the result of a $243.0 million draw on the Baytex new bank facility which is used, together with the cash generated in Financing Transactions as described in Note 5e of $505.5 million, to fund the cash portion of the merger consideration of $748.5 million. The net increase in credit facilities also includes the repayment of the Ranger credit facility of $324.7 million as shown in the purchase price equation (Note 4) and the financing costs associated with the Baytex new bank facility of $12.2 million, funded by a draw on the Baytex new bank facility of $312.5 million.

Merger Transactions

Reflects a $9.4 million increase in credit facilities due to the elimination of Ranger historical debt issue costs as a result of the fair value adjustment in the purchase price equation (Note 4).

e.	Long-term notes

Financing Transactions

Reflects a net increase in long-term notes of $505.5 million associated with Financing Transactions described in Note 1 including an increase of $1.1 billion related to the issuance of the Baytex 8.500% Senior Notes, partially offset by a $541.1 million decrease related to the extinguishment of the Ranger senior notes. The Baytex 8.500% Senior Notes are net of financing costs which are capitalized against the Baytex 8.500% Senior Notes and are recognized as non-cash interest expense over the term of the note. The issuance of the Baytex 8.500% Senior notes are assumed to be received in cash and the repayment of the Ranger senior notes are assumed to be paid in cash.

Merger Transactions

Reflects a $14.2 million increase in long-term notes due to the elimination of Ranger historical debt issue costs as a result of the fair value adjustment in the purchase price equation (Note 4).

f.	Asset retirement obligations

Reflects an increase in asset retirement obligations to adjust to its estimated fair value based on preliminary estimates discounted using a credit-adjusted risk-free rate, as described in Note 4. Additionally, subsequent to the initial fair value measurement, the obligations acquired were remeasured using a risk-free rate of 3.0%, resulting in a $60.4 million increase in asset retirement obligations and oil and gas properties.

g.	Deferred income tax liability

The decrease in deferred tax liability is mostly related to fair value assigned in the purchase price equation as described in Note 4, as well as the deferred tax consequences of transaction costs incurred by Baytex prior to close. As a result of the Merger Transactions, a deferred tax asset of $58.7 million has been generated related to U.S. federal income taxes. After closing, the deferred tax asset acquired can be used to reduce Baytex’s historical deferred tax liability related to U.S. federal income taxes. Similarly, the deferred tax asset generated in Canada as a result of Baytex transaction costs incurred as part of the Merger Transactions of $19.8 million can be used to reduce Baytex’s historical deferred tax liability in Canada. As a result, no incremental deferred tax assets are included in the pro forma consolidated statement of financial position. Since the deferred tax assets are fully offset by deferred tax liabilities in the same jurisdictions, the Merger Transactions have instead been classified as a reduction to deferred tax liabilities.

h.	Shareholders’ capital

Reflects an increase due to the issuance of Baytex common shares to Ranger shareholders as outlined in the calculation of merger consideration per Note 1, partially offset by the elimination of historical Ranger common stock.

i.	Other equity

The decrease in other equity, including contributed surplus, accumulated other comprehensive income and noncontrolling interest, reflects adjustments for the following:

i.	share award consideration related to the fair value of Baytex share awards to be granted to holders of Ranger equity awards;

ii.	the elimination of Ranger additional paid-in capital and accumulated other comprehensive income; and

iii.	the elimination of the noncontrolling interest, which will cease to exist upon the conversion of Ranger Class B common stock to Ranger Class A common stock immediately prior to the closing of the company merger.

j.	Retained earnings

The decrease in retained earnings reflects adjustments for the following:

i.	a decrease to reflect the elimination of Ranger historical retained earnings; and

ii.	a decrease to reflect $53.4 million transaction costs incurred by Baytex prior to close net of tax of $19.8 million.

6.	PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

The unaudited pro forma consolidated statement of income for the three month period ended March 31, 2023 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2022 gives effect to the following assumptions and adjustments, which are considered directly attributable to the Merger Transactions and the Financing Transactions. In addition, the Ranger historical consolidated financial statements were prepared in accordance with GAAP. For purposes of the unaudited pro forma consolidated financial statements, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS.

a.	Transaction costs

The increase in transaction costs relates to estimated fees and expenses expected to be incurred by both Baytex and Ranger which are considered directly attributable to the Merger Transactions and are not expected to recur beyond 12 months after closing. Transaction costs include advisory fees, legal fees, tax fees and other professional fees, as well as post-combination severance costs for certain executives which the Company has decided to terminate upon closing. Transaction costs incurred by Baytex and Ranger during the three month period ended March 31, 2023 have been adjusted from the unaudited pro forma consolidated statement of income for the three month period ended March 31, 2023 as they have been included in the unaudited pro forma consolidated statement of income for the year ended December 31, 2022.

b.	Depletion and depreciation

Depletion and depreciation expense for Ranger has increased assuming that the fair value of oil and gas properties reflected in the purchase equation were acquired on January 1, 2022. The depletion rate has been calculated using opening proved plus probable reserves acquired in conjunction with the preliminary estimate of reserves acquired which resulted in $14.0 million of additional depletion of oil and gas properties for the three month period ended March 31, 2023 and $75.7 million of additional depletion of oil and gas properties for the year ended December 31, 2022.

c.	Financing and interest

Reflects an increase in financing and interest expense of $17.8 million for the three month period ended March 31, 2023 and an increase of $50.9 million for the year ended December 31, 2022 as a result of an increase in outstanding debt following the issuance of the Baytex 8.500% Senior Notes and the increase in debt following payment of purchase price consideration, partially offset by the repayment of the Ranger senior notes. An average SOFR rate of 4.5%, plus applicable margins has been used to calculate interest on the estimated average balance outstanding on the Baytex term loan and the Baytex new bank facility for the three month period ended March 31, 2023. An average SOFR rate of 1.8%, plus applicable margins, has been used to calculate interest on the estimated average balance outstanding on the Baytex term loan and Baytex new bank facility for the year ended December 31, 2022.

A change in the interest rate of 1/8 percent results in a change in financing and interest expense of $0.8 million for the three month period ended March 31, 2023 and a change in financing and interest expense of $3.4 million for the year ended December 31, 2022.

d.	Deferred income tax expense

The increase in deferred tax expense reflects changes to the fair value of temporary differences, as described in Note 5g, assuming the Merger Transactions closed at the beginning of each period presented. Following the close of the Merger Transactions, Ranger would no longer have any accumulated unrecognized deferred tax assets, and therefore the expense reflects Ranger net income for the three month period ended March 31, 2023 and the year ended December 31, 2022 multiplied by the relevant statutory tax rate.

e.	Weighted average common shares

For the three month period ended March 31, 2023, pro forma basic weighted average shares outstanding includes 545.1 million basic weighted average shares outstanding as disclosed in the Baytex historical consolidated financial statements for the three month period ended March 31, 2023 plus 311.4 million common shares issued in conjunction with the merger consideration. Pro forma diluted weighted average shares outstanding includes 548.1 million diluted weighted average shares outstanding as disclosed in the Baytex historical consolidated financial statements for the period ended March 31, 2023 plus 311.4 million common shares issued and the conversion of Ranger equity awards into 10.7 million share awards of Baytex.

For the year ended December 31, 2022, pro forma basic weighted average shares outstanding includes 558.0 million basic weighted average shares outstanding as disclosed in the Baytex historical consolidated financial statements for the year-ended December 31, 2022 plus 311.4 million common shares issued in conjunction with the merger consideration. Pro forma diluted weighted average shares outstanding includes 563.8 million diluted weighted average shares outstanding as disclosed in the Baytex historical consolidated financial statements for the year-ended December 31, 2022 plus 311.4 million common shares issued and the conversion of Ranger equity awards into 10.7 million share awards of Baytex.